UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-41856

Carbon Revolution Public Limited Company

(Exact name of registrant as specified in its charter)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On February 5, 2026, Carbon Revolution Public Limited Company (the “Company”) received a notification letter (the “Letter”) from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Nasdaq Hearings Panel (the “Panel”) has decided to delist the Company’s securities from Nasdaq based upon the Company’s non-compliance with Listing Rule 5550(b), Nasdaq’s minimum shareholders’ equity rule (the “Equity Rule”) and the Company’s non-compliance with Nasdaq Listing Rule 5250(c)(1) (the “Filing Requirement”) as a result of the Company’s failure to file its Annual Report on Form 20-F for the period ended June 30, 2025, as well as the Company’s inability to include certain information and documentation demonstrating an ability to complete a strategic transaction by May 5, 2026 in its update provided to the Panel by January 30, 2026 in connection with its plan for regaining compliance with the Equity Rule and the Filing Requirement. The Company does not intend to appeal the Panel’s decision, and as a result, Nasdaq will suspend trading in the Company’s securities effective at the open of business on February 9, 2026.

In addition, on February 3, 2026, the Company received a notification letter (the “MVPHS Letter”) from the Staff indicating that for the last 30 consecutive business days, or from November 13, 2025 to February 3, 2026, the Company’s Market Value of Publicly Held Shares (“MVPHS”) was below the minimum MVPHS ($15,000,000) required for continued listing on Nasdaq pursuant to Nasdaq Listing Rule 5450(b)(1)(C). Although such deficiency results in an automatic 180 calendar day period in which to regain compliance, such opportunity to cure is rendered moot by the delisting determination and resulting suspension from trading.

On February 6, 2026, the Company issued a press release announcing the receipt of the Letter and MVPHS Letter. A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated February 6, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carbon Revolution Public Limited Company
Date: February 6, 2026
	By:	/s/ David Nock
	Name:	David Nock
	Title:	General Counsel